Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS

Notice of a Special Meeting of Shareholders

WHEN:	WHERE:
Tuesday, January 8, 2019 10:00 a.m. (Vancouver time)	1200 Waterfront Centre 200 Burrard Street
Vancouver, British Columbia

We will cover the following items of business:

1.

The Authorized Capital Resolution to increase the maximum number of Pan American Shares that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares. The full text of the Authorized Capital Resolution is attached as Part I of Schedule B to the accompanying Circular.

2.

The Share Issuance Resolution to authorize the issuance of up to 72,533,152 Pan American Shares as consideration in respect of the Plan of Arrangement involving Pan American and Tahoe under the BCBCA, pursuant to which Pan American will acquire all of the issued and outstanding common shares of Tahoe, as more fully described in the accompanying Circular. The full text of the Share Issuance Resolution is attached as Part II of Schedule B to the accompanying Circular.

3.	Transact any other business that may properly come before the Special Meeting.

Your vote is important.

You are entitled to receive this notice and vote at our Special Meeting if you owned Pan American Shares as of the close of business on November 29, 2018 (the record date for the Special Meeting).

The accompanying Circular contains important information about what the Special Meeting will cover, who can vote and how to vote. Please read it carefully. The Circular is expected to be mailed to our shareholders on or about December 6th, 2018 with a proxy or voting instruction form (“VIF”) in accordance with applicable laws.

The accompanying Circular and other materials are being sent to both registered and non-registered Pan American Shareholders.

If you are a registered Pan American Shareholder, send your completed proxy by fax, mail or on the internet, to Computershare Investor Services Inc. (“Computershare”). They must receive your proxy by 10:00 a.m. (Vancouver time) on January 4, 2018, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Special Meeting. The Chairman of the Special Meeting has the discretion to accept or reject late proxy forms.

If a Pan American Shareholder receives more than one form of proxy because such holder owns Pan American Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a non-registered holder of Pan American Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or VIF provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein. Your intermediary is responsible for properly executing your voting instructions. The package should include a VIF for you to complete with your voting instructions.

We have retained Laurel Hill to act as our proxy solicitation and information agent in connection with the Special Meeting. If you have any questions relating to the attached document or the Special Meeting, please contact Laurel Hill by telephone at 1-877-452-7184 (North American Toll Free); or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 4th day of December, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Michael Steinmann

Michael Steinmann,

President & Chief Executive Officer

NOTICE OF MEETING | P a g e v